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April 20, 2005


SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Daniel Lee

    Re: Unica Corporation
        Amendment No. 4 to Registration Statement on Form S-1
        Filed April 20, 2005
        File No. 333-120615

Ladies and Gentlemen:

    On behalf of our client Unica Corporation (the "Company"), submitted herewith for filing is Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-120615) (as so amended, the "Form S-1") filed by the Company with the Securities and Exchange Commission (the "SEC") on November 19, 2004. We have set forth below the responses of the Company to the comments of the staff (the "Staff") of the SEC set forth in the letter, dated April 8, 2005, from Barbara Jacobs, Assistant Director, of the SEC to Yuchun Lee, Chief Executive Officer of the Company.

    Please note that the Form S-1 reflects, in addition to the changes discussed below, updated information including the Company's financial statements as of and for the six months ended March 31, 2005 as well as stock ownership information as of March 31, 2005.

    For convenient reference, we have set forth below in italics each of the Staff's comments set forth in the comment letter and therefore have keyed the Company's responses to the numbering of the comments and the headings used in the comment letter. The responses are based on information provided to us by representatives of the Company. For convenience, certain terms in the responses below are used with the meanings ascribed to them in the Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, pp. 54-57

1. Prior comment no. 8. We note that the $2.9 million increase in deferred license revenue related to invoiced licenses was due to "at least one of the revenue recognition criteria of SOP 97-2." Revise to include the description of the criteria not met for revenue recognition such as evidence of an arrangement, delivery, fixed or determinable fee or collectibility rather than merely referencing to SOP 97-2 so that the readers of your financial statements can easily understand the basis for deferral of revenue.
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 2


    The Company has revised the Form S-1 in response to the Staff's comment. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Resources--Operating Cash Flow" on page 59.

Business

Customer Examples, pp. 68-69

2. Please confirm that your customers have agreed to their case studies being used in your registration statement.

    The Company confirms that each of the customers for which a case study is presented has agreed to the inclusion of its case study in the Form S-1.

Principal and Selling Stockholders

3. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are entities, such as Summit Partners. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

    The Company has revised the Form S-1 in response to the Staff's comment. Please see "Principal and Selling Stockholders" on page 92.

Financial Statements

Note 12.  Stockholders' Equity, pp. F-30 to F-33

4. Prior comment no.12. We note your response letters and discussion on page 33 in which you refer to fair value as the "deemed fair value." Deemed fair value is not appropriate terminology in light of the guidance in AICPA's Practice Aid on "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." Fair value should be determined without this qualification. Please revise your disclosure throughout the filing.

    The Company has revised the Form S-1 in response to the Staff's comment. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Operating Expenses--Stock-Based Compensation" on page 29, "Management's Discussion and Analysis of Financial Condition and Results of Operations --Application of Critical Accounting Policies and Use of Estimates--Stock-Based Compensation" on pages 32 through 39, and note 2, "Significant Accounting Policies--Accounting for Stock-Based Compensation" on page F-17.

5. It is not clear to us that your disclosure on pages 32 and 33 fully addresses paragraph 182 recommended disclosures from the Practice Aid. Your response on page 9 of your letter dated March 18, 2005 indicates that the company has done a retroactive assessment of the Deutsche Bank preliminary valuations of July 23, 2004, October 26, 2004 and January 27, 2005. We note that the retroactive assessment is therefore done by a related party as that term is contemplated in footnote 12 to paragraph 16 of the Practice Aid. We note the following:
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 3


    The Company has substantially revised the Form S-1 in response to the Staff's comment. Specifically, in accordance in with paragraphs 179 through 182 of the Practice Guide, the Company has disclosed (a) the significant factors, assumptions and methodologies used to reassess fair value, (b) the factors contributing to the difference between the reassessed fair value and the estimated initial public offering price, and (c) reassessment valuation alternatives considered and selected. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview-- Operating Expenses--Stock-Based Compensation" on page 29, "Management's Discussion and Analysis of Financial Condition and Results of Operations --Application of Critical Accounting Policies and Use of Estimates--Stock-Based Compensation" on pages 32 through 39, and note 12, "Stockholders' Equity (Deficit)" on pages F-32 and F-33.

    As discussed in the Company's revised disclosure, the board of directors of the Company (the "Board") has reviewed the determinations of the fair value of the common stock as of April 26, 2004, July 23, 2004, October 28, 2004 and January 27, 2005. In this review, for purposes only of confirming the reasonableness of its determinations of fair value, the Board compared those determinations with the valuation ranges provided by Deutsche Bank Securities Inc. ("Deutsche Bank") at or around each such date.

    The Company understands that use of a discount as a "rule of thumb" is not an appropriate method of estimating the fair value of the common stock or of explaining differences between fair value and the estimated initial public offering price. The Board and management have applied the valuation methods as recommended in the practice aid and disclosed in the Form S-1 those factors contributing to the difference between the fair value and the estimated initial public offering price.

    In reassessing the fair value of the common stock on April 26, 2004, July 23, 2004 and October 28, 2004 and assessing the fair value of the common stock on January 27, 2005, the Board used valuation methodologies and approaches that the Board and management believe are consistent with the practice aid. This reassessment did not result in an estimate of fair value at any date that was materially different from the fair value used to calculate deferred compensation.

                       Fair value
                      determination
                      by the Board
                         used to
                        calculate     Fair value                     Impact on
                       stock-based   derived from                   stock-based
                        deferred      valuation      Number of       deferred
                      compensation     analysis    options granted  compensation
                      -------------  ------------  ---------------  ------------
    April 26, 2004     $  6.75          $6.63        101,833         $(12,220)
    July 23, 2004         9.00           8.93         79,067           (5,535)
    October 28, 2004     10.50          10.64        112,491           15,750
    January 27, 2005      9.00           8.91        137,639          (12,388)
                                                                     ---------
         Total                                                       $(14,393)
                                                                     =========

    The impact on the Company's income statements would approximate ($4,900) for the year ended September 30, 2004 and ($1,600) for the six months ended March 31, 2005. Management has evaluated these differences and concluded that these amounts are not material to the Company's financial statements.
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 4


      The Company is supplementally providing to Daniel Lee of the Staff (a) a summary of the fair value assessment on each of April 26, 2004, July 23, 2004, October 28, 2004 and January 27, 2005 and other information including the underwriters' valuation range, and (b) copies of the valuation analysis for each of those dates.

THE APRIL 26, 2004 VALUATION

      - The April 26, 2004 valuation does not appear to provide the disclosures under paragraph 182.a. which call for discussion of the significant factors, assumptions and methodologies used in determining that fair value. Revise to disclose what valuation assumptions and methods the company used to determine a fair value based on the principal factor of the strong operating results. Clearly disclose what reassessment valuation alternative was selected pursuant to paragraph 182.c. of the Practice Aid.

      - Your disclosure indicates the use of a discount of 35% off of the midpoint of the assumed initial public offering price range. Explain to us how a discount, that reflects risks at April 26, 2004, is clearly demonstrated to be an objective determination of fair value. Use of "rule of thumb" discounts is not an appropriate method of estimating the fair value of your stock. See footnote 4 to paragraph 4 of the Practice Aid.

      - Revise your disclosure to address how each of the factors you disclose contributed to the difference (which you refer to as a discount) between the fair value of $6.75 and the midpoint of the initial price range.

      The Company has revised the Form S-1 in response to the Staff's comments. Please see the discussion above, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations --Application of Critical Accounting Policies and Use of Estimates--Stock-Based Compensation" on pages 32 through 39.

      The Company is supplementally providing to Mr. Lee of the Staff a copy of the reassessment valuation analysis for April 26, 2004.

JULY 23, 2004 VALUATION

      - The principal objective evidence used for this valuation was the investment banking firm July 2004 valuation based on a market multiple approach containing its own assumptions. Because the company reassessed this valuation, provide the disclosures required by paragraph 182.a. of the Practice Aid that indicate what significant factors, assumptions and methodologies the company used to reassess fair value. The existing disclosure appears to note what the original valuation was based on, but not what the reassessment did with that original valuation. Revise to clearly disclose what reassessment valuation alternative was selected pursuant to paragraph 182.c. of the Practice Aid.

      - Your disclosure indicates the use of a discount of 15% off of the midpoint of the assumed initial public offering price range. Explain to us how a discount that reflects risks at July 23, 2004 is clearly demonstrated to be an objective determination of fair value. Use of "rule of thumb" discounts is not an appropriate method of estimating the fair value of your stock. See footnote 4 to paragraph 4 of the Practice Aid.
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 5


      - Revise your disclosure to address how each of the factors you disclose contributed to the difference (which you refer to as a discount) between the fair value of $9.00 and the midpoint of the initial price range.

      - We note in your letter dated January 11, 2005 on page 31 that the valuation provided by Deutsche Bank in July 2004 was based on a high level estimate since at that time Deutsche Bank had not yet conducted any financial or other due diligence. Please provide us with sufficient and objective verifiable evidence to support your fair value of common stock of $9.00 on July 23, 2004.

      The Company has revised the Form S-1 in response to the Staff's comments. Please see the discussion above, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations --Application of Critical Accounting Policies and Use of Estimates--Stock-Based Compensation" on pages 32 through 39.

      The Company is supplementally providing to Mr. Lee of the Staff a copy of the reassessment valuation analysis for July 23, 2004.

OCTOBER 28, 2004 VALUATION

      - The principal objective evidence used for this valuation was the investment banking firm October 20, 2004 valuation based on a market multiple approach containing its own assumptions. Since the company reassessed this valuation provide the disclosures required by paragraph 182.a. of the Practice Aid that indicate what significant factors, assumptions and methodologies the company used to reassess fair value. The existing disclosure appears to note what the original valuation was based on, but not what the reassessment did with that original valuation. In addition, revise to clearly disclose what reassessment valuation alternative was selected pursuant to paragraph 182.c. of the Practice Aid.

      - Please revise your disclosure to address why each of the factors you disclose did not contribute to a difference between the fair value of $10.50 and the midpoint of the initial price range.

      The Company has revised the Form S-1 in response to the Staff's comments. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations --Application of Critical Accounting Policies and Use of Estimates--Stock-Based Compensation" on pages 32 through 39.

      The Company is supplementally providing to Mr. Lee of the Staff a copy of the reassessment valuation for October 28, 2004.

JANUARY 27, 2005 VALUATION

      - We note that the fair value of your common stock on January 27, 2005 was $9.00 per share, which was based on your initial public offering price and adjusted for cash dividend payouts, delay in the initial public offering and volatility in the market. Tell us how these factors contributed to it difference between the fair value of $9.00 and the midpoint of the initial price range. Please provide a detailed calculation and objective verifiable evidence to support your adjustments.
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 6


      The Company is supplementally providing to Mr. Lee of the Staff the reassessment valuation analysis for January 27, 2005 as well as the materials discussed with Deutsche Bank on January 27, 2005.

      On January 27, 2005, the indication of value that the Company received from Deutsche Bank included a range of $8.33 to $10.24 or a mid-point of $9.29 (on a post-split basis), which would have resulted in an estimated filing range at that time of approximately $8.00 to $10.00. Deutsche Bank's valuation was based on a market-multiple approach and considered other factors such as the Company's growth rates and financial operating metrics, as well as the overall market for software companies. In the Board's assessment of fair value as of January 27, 2005, the Board used a weighted average of a market-multiple approach and a discounted cash flow approach, which resulted in a slight difference between the Company's assessment and the Deutsche Bank indication of value, which was based solely on a market-multiple approach.

      - By comparison of the valuation factors, assumptions and methodologies explain why the October 28, 2004 common stock fair value was determined to be $10.50 and the January 27, 2005 valuation was $9.00.

      The Company understands that it is unusual in an initial public offering process to have a decline in fair value. In the valuation methodology that the Board used in determining fair value on each of October 28, 2004 and January 27, 2005, however, several factors contributed to a decrease in valuation:

      1. The stock prices and related market multiples declined for the Company's comparable companies, such that the market-multiple that the Company applied in determining fair value decreased from 3.33x on October 28, 2004 to 2.66x on January 27, 2005 resulting in a decrease in the market-multiple value for the Company of $31 million, or a weighted average impact of $0.95 per share.

      2. As the Company entered the second quarter of fiscal 2005, the Company slightly revised its financial projections downward and in doing so decreased the enterprise value of the Company as determined by the discounted cash flow approach by $12 million, or a weighted average impact of $0.37 per share.

      3. In determining the fair value on January 27, 2005, the Board assumed a $6.0 million payment would be made to the holders of Series B preferred stock pursuant to the Company's charter in order to effect the conversion of the preferred stock into common stock in an initial public offering. This amount further reduce the Board's assessment of fair value by $0.37 per share.

      These factors resulted in a decrease in the Company's enterprise value of $27 million, or approximately $1.70 per share.

      - Your response on page 9 of your letter dated March 18, 2005 indicates the use of a discount of 15% off of the midpoint of the assumed initial public offering range. Explain to us how a discount is clearly demonstrated to be an objective determination of fair value. Use of "rule of thumb" discounts is not an appropriate method of estimating the fair value of your stock. See footnote 4 to paragraph 4 of the Practice Aid.

      The Company has revised the Form S-1 in response to the Staff's comment. Please see the discussion above, as well as "Management's Discussion and Analysis of Financial Condition and Results of
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 7

      Operations --Application of Critical Accounting Policies and Use of Estimates--Stock-Based Compensation" on pages 32 through 39.

      - If use of the adjusted initial public offering price for January 27, 2005 was appropriate, tell us what impact the current initial public offering price had on the January 27, 2005 valuation.

      On January 27, 2005, the indication of value that the Company received from Deutsche Bank included a range of $8.33 to $10.24 (on a post-split basis), which would have resulted in an estimated filing range at that time of $8.00 to $10.00. Deutsche Bank's valuation was based on a market-multiple approach and considered other factors such as the Company's growth rates and financial operating metrics, as well as the overall market for software companies.

      Over the course of the next six weeks, Deutsche Bank reevaluated the Company's operating performance in light of the market and increased its indication of value, resulting in a filing range of $9.50 to $11.50. The difference between the fair value of $9.00 on January 27, 2005 and the mid-point of the filing range of $10.50 in mid-March was due substantially to the application of a set of higher multiples to the Company based on advice from the managing underwriters as to the price the common stock could obtain in the public market.

      In the Board's assessment of fair value as of January 27, 2005, the Board reviewed and considered the factors, assumptions and other information provided by Deutsche Bank in connection with the determination of the filing range, and concluded that, based on the significant factors, assumptions and methodologies used by the Board in reassessing fair value as of the earlier option grant dates, the fair value as determined by the Board on January 27, 2005 was appropriate.

6. We note that you issued 206,467 stock options on January 27, 2005. Please tell us what consideration you gave to disclosure of the grant in the subsequent events footnote.

    In connection with the filing of Amendment No. 3 to the Form S-1, the Company determined that the referenced option information was not sufficiently material to warrant inclusion in note 17, "Subsequent Events (Unaudited)." The Company notes, however, that this information is now reflected in the notes to consolidated financial statements on pages F-31 through and F-33 as a result of the updating to include financial statements for the fiscal quarter ended March 31, 2005.

7. Supplementally provide the operating projections, analysis and/or valuation report used by Huron to determine the fair value of your common stock as of December 31, 2003. If they provided a presentation to your board of directors, please provide us with copies of that presentation.

    The Company is supplementally providing copies of the report prepared by Huron Consulting Group LLC to Mr. Lee of the Staff. While this report was reviewed and discussed by the Board, the Board did not request that representatives of Huron Consulting Group LLC make any presentation to the Board.

8. Supplementally provide the operating projections and analysis and/or valuation reports used by Deutsche Bank used to determine the fair market values of your common stock on July 23 and October 26, 2004 and January 27, 2005. If they provided presentations to your board of directors, provide us with copies of those presentations.
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 8


    The Company is supplementally providing to Mr. Lee of the Staff copies of the valuation presentation provided by Deutsche Bank in a sales presentation on July 22, 2004, which reflected operating projections as provided by the Company. The Company notes that Deutsche Bank did not deliver any written materials in connection with any valuation presentation to the Board, but that certain of the directors of the Company attended the sales presentation.

    The Company notes that although Deutsche Bank provided the Company with indications of valuation ranges on July 23, 2004, October 26, 2004 and January 27, 2005, the Board in its reassessments used those ranges only to confirm the reasonableness of the Board's determinations of fair value.

9. We note on page 10 of your letter dated March 18, 2005 that your market multiple approach resulted in a fair value of $6.53 per common share on April 26, 2004 and the board of directors increased this amount to $6.75 per common share based on your operating results. Please provide us a detail calculation with objective verifiable evidence that supports the board determination.

    Please see the Company's response to comment no. 5.

    The Company is supplementally providing to Mr. Lee of the Staff a copy of the reassessment valuation analysis for April 26, 2004.

Note 17. Subsequent Events (Unaudited), p. F-35

10. You disclose that the cash dividend pay out to holders of Series B preferred stock on a pre-conversion basis is $.75 per share. However, in Note 11 you indicate that the conversion rate for one share of Series B preferred stock is two-thirds of one share of common stock. Based on the conversion rate disclosed, the cash dividend pay out to holders of Series B preferred stock on a pre-conversion basis should be $.50. Please revise accordingly.

    The Company has revised the Form S-1 in response to the Staff's comment. Please see note 17, "Subsequent Events (Unaudited)," on page F-35.

11. Disclose within your second paragraph of Note 17 the total amount of dividends to be paid to preferred stockholders and indicate that the dividend of $30 per share for Series A preferred stock and $.50 for Series B preferred stock are based on pre-conversion basis. In view of the complexity of the dividends relationship to the conversion at the initial public offering, include in the footnote a calculation table that readily reconciles to the pro-forma balance sheet dividend payable of $11.054 million.

    The Company has revised the Form S-1 in response to the Staff's comment. Please see note 17, "Subsequent Events (Unaudited)," on page F-35.

                                   * * * *

    The Company is seeking to begin the roadshow for its initial public offering as early as the week of May 2, 2005. Any assistance that the Staff can provide in meeting this schedule would be appreciated.

    Please do not hesitate to contact either Richard Darer of the Company at
(781) 839-8079, the undersigned at (617) 526-6038 or my colleague, Lauren Harrington, at (617) 526-6513 with any questions regarding this response letter.
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SECURITIES AND EXCHANGE COMMISSION
April 20, 2005
Page 9


                                    Very truly yours,

                                    /s/ Mark L. Johnson
                                    Mark L. Johnson

cc:   Kari Jin
      Daniel Lee
      Craig Wilson
      Yuchun Lee
      Richard M. Darer
      John B. Steele
      Lauren Harrington